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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

                 For Period Ended:  September 30, 1996
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                /   / Transition Report on Form 10-K
                /   / Transition Report on Form 20-F
                /   / Transition Report on Form 11-K
                /   / Transition Report on Form 10-Q
                /   / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Manhattan Bagel Company, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

246 Industrial Way West, Eatontown NJ 07724
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/  /   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x /   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/  /   (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)



                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (11-91)

The report could not be filed in a timely manner due to delays in completing the registrants unaudited quarterly financial statements. Subsequent to the end of the quarter and prior to the filing date, management determined that certain changes in strategies were necessary relative to its west coast operation. These changes necessitated the write-off of certain assets which further complicated the compilation of the statements.